


TEAM MEMBER OF **SelfDecode**

Paving the way for
precision health.

Eliana Ferdman · 3rd    SelfDecode

Co-Founder and Chief of Product at SelfDecode & Jo Supplements

Tel Aviv, Israel · **Contact info**

500+ connections

🔒 **Message**   (More)

Experience

 **SelfDecode**
3 yrs 6 mos

Co-Founder and Chief of Product
Jan 2019 – Present · 2 yrs 7 mos

Operate as point person and lead multiple concurrent projects, managing all communications, scope, and timelines.
Formulating, communicating, and overseeing goals, and giving feedback to employees.

Project Manager / HR manager
Feb 2018 – Jan 2019 · 1 yr

Plan future features and products
Improve user experience
Manage product and feature creation from A-Z

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Jo **Co-Founder & Chief of Product**
Jo Supplements
2021 – Present · less than a year

 **Waitress**
St Viateur Bagel & Café
Oct 2015 – Jan 2018 · 2 yrs 4 mos

 **Marketing Coordinator**
DormBooker
Apr 2015 – Jul 2015 · 4 mos

Coordinate the creation of over 1600 real-estate properties across North America.
Supervise and verify the work of over ten agents.
Manage customer service inquiries.
Was involved in the building of the press kit sales script and rebuttals.

Moores **Sales Associate**
Moores Clothing For Men
Oct 2014 – Feb 2015 · 5 mos

Cashier Duties
Custom Fitting
Stock Merchandising
Daily Reporting to Assistant Manager   ...see more

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Education

 **Concordia University**
Bachelor of Engineering (BEng), Mechanical Engineering
2014 – 2018

 **Dawson College**
D.E.C, Health Science
2012 – 2014
Activities and Societies: First Aid Team

Licenses & certifications

 **National Lifeguard**
Lifesaving Society
Issued Dec 2010 · Expired Feb 2016

First Responder
Magen David Adom in Israel

Standard First Aid/ AED
Lifesaving Society

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Volunteer experience

Raising Money
Jewish National Fund
Environment

Full Time Volunteer
Save a Child's Heart
Jun 2013 – Present • 8 yrs 2 mos
Health

This organization is based in Israel and they recruit children from developing countries whom have heart conditions and give them the surgeries they need in order to save their lives. Working with these children was very special. We laughed and played with them and tried to bring some joy into their lives. Those characteristics such as patience, being calm and loving, and sincerely caring for the children allowed for us to communicate very well, despite the language barriers.

First Responder
Magen David Adom in Israel
Jun 2013 – Aug 2013 • 3 mos
Health

I volunteered as a First Responder for Magen David Adom which is the ambulance in Israel. This experience allowed me to develop organizational and leadership skills, since the members of my team and I looked to each other for guidance and support. I treated each and every patient equally and holistically, remaining calm despite the many stressful situations.

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Project Management · 2
Puya Yazdi, M.D. and 1 connection have given endorsements for this skill

Product Development

Strategic Planning

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Accomplishments

8 Courses
CHEM • COMM • ECON • Fluids • Mechanical Drawing • Statistics 1 • Thermodynamics 1 • Thermodynamics 2   ⌄

3 Languages
English • French • Hebrew   ⌄

2 Honors & Awards
Honour Society • Graduation Honours List   ⌄

1 Organization
Dawson College First Response Team   ⌄

1 Project
High School Fashion Show - 'Women of the World'   ⌄